

May 26, 2023

Yigal Shusteri
Chief Executive Officer
Invex Ltd.
401 Ryland Street, Suite 200-A
Reno, NV 89502

> **Re: Invex Ltd.**
> **Post-Qualification Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 17, 2023**
> **File No. 024-11860**

Dear Yigal Shusteri:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew McMurdo, Esq.